UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 9) *
(Note: The TCI Reporting Persons filed the initial Schedule 13D and Amendments 1-8 thereto jointly with the 3G Reporting Persons. All Amendments subsequent to Amendment
No. 8 will no longer be filed jointly but will be filed separately by the TCI
Reporting Persons and the 3G Reporting Persons.)
CSX Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
126408103

(CUSIP Number)
Mr. Christopher Hohn
The Children’s Investment
Fund Management (UK) LLP
7 Clifford Street
London W1S 2WE
United Kingdom
+44 20 7440 2330
With a copy to:
Marc Weingarten, Esq.
David Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 28, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No.	126408103	SCHEDULE 13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSON The Children’s Investment Fund Management (UK) LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,796,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[1]

14	TYPE OF REPORTING PERSON (See Instructions)

PN
1 The percentages in this Schedule 13D are based upon the 394,469,360 Shares reported as outstanding as of September 26, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 26, 2008.

CUSIP No.	126408103	SCHEDULE 13D	Page	3	of	8	Pages

1	NAME OF REPORTING PERSON The Children’s Investment Fund Management (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,796,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No.	126408103	SCHEDULE 13D	Page	4	of	8	Pages

1	NAME OF REPORTING PERSON The Children’s Investment Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,796,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No.	126408103	SCHEDULE 13D	Page	5	of	8	Pages

1	NAME OF REPORTING PERSON Christopher Hohn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,796,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

		17,796,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,797,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN

CUSIP No.	126408103	SCHEDULE 13D	Page	6	of	8	Pages
This Amendment No. 9 (this “Amendment”) amends the statement on Schedule 13D filed on December 19, 2007, as heretofore amended (as amended, the “Schedule 13D”) with respect to the Shares (as defined in Item 1 below) beneficially owned by the TCI Reporting Persons as of November 28, 2008. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. As previously disclosed, the TCI Reporting Persons and the 3G Reporting Persons no longer have any agreement to act together for the purposes of acquiring, holding, voting or disposing of Shares. Accordingly, the TCI Reporting Persons believe that they are no longer deemed to have, and they expressly disclaim, beneficial ownership of the 3G Shares. Although the TCI Reporting Persons and the 3G Reporting Persons may be deemed to be a “group” with each other within the meaning of Section 13(d) of the Act, the TCI Reporting Persons do not believe that they are part of a group with the 3G Reporting Persons and expressly disclaim membership in any “group” with the 3G Reporting Persons. Consequently, the TCI Reporting Persons are filing this Schedule 13D on an individual basis, rather than on a joint basis with the 3G Reporting Persons. Based upon the most recent prior amendment to the Schedule 13D, the TCI Reporting Persons believe that the 3G Reporting Persons may be deemed to beneficially own approximately 17,234,725 Shares representing approximately 4.4% of the Shares.
ITEM 1. SECURITY AND ISSUER
Item 1 of the Schedule 13D is hereby amended and restated as follows:
This Schedule 13D relates to the shares of Common Stock, par value $1.00 per share (the “Shares”), of CSX Corporation (the “Issuer”). The principal executive office of the Issuer is located at 500 Water Street, 15th Floor, Jacksonville, FL 32202.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:
As previously disclosed, the TCI Reporting Persons are party to contractual arrangements with credit counterparties with regard to cash-settled equity swaps. On November 28, 2008, the TCI Reporting Persons entered into a letter agreement for a new cash-settled equity swap with Citibank Global Markets Limited which will become effective contemporaneously with the expiration of the TCI Reporting Persons’ existing cash-settled equity swaps with Citibank. The new swap will constitute economic exposure to the same number of Shares as the existing swaps with Citibank, or approximately 4.6% of the Shares, and will have a reference price that will be determined based on the closing price of the Shares on December 31, 2008, the date that the existing swaps terminate and the new swap becomes effective. Citibank has been instructed by the TCI Reporting Persons to make the determination of this reference price pursuant to instructions delivered in accordance with Rule 10b5-1 under the Act. It is the current intention of the TCI Reporting Persons to allow their remaining Issuer cash-settled equity swaps not subject to the 10b5-1 instructions to expire in accordance with their terms.
The TCI Reporting Entities are parties to an agreement with respect to the joint filing of this Schedule 13D, and any amendments thereto, which supersedes and replaces the Joint Filing Agreement, dated December 18, 2007, as previously filed as Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2007.  A copy of such agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

CUSIP No.	126408103	SCHEDULE 13D	Page	7	of	8	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP
/s/ Christopher Hohn
Christopher Hohn Managing Partner

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.
/s/ David DeRosa
David DeRosa
Director

THE CHILDREN’S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No.	126408103	SCHEDULE 13D	Page	8	of	8	Pages
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement(Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 6.	Joint Filing Agreement (which supersedes and replaces the Joint Filing Agreement dated December 18, 2007, as previously filed as Exhibit 1 to the Schedule 13D filed with the SEC on December 19, 2007, with respect to the Reporting Persons)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Decision of the Federal District Court for the Southern District of New York, dated June 11. 2008 (Previously Filed)

Exhibit 99.9.	Litigation Agreement, dated October 3, 2008 (Previously Filed)

EXHIBIT 6
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
     Dated: December 2, 2008

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP
/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.
/s/ David DeRosa
David DeRosa
Director

THE CHILDREN’S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn